[Letterhead of Proskauer Rose LLP]

Monica J. Shilling
February 11, 2010	Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Christian T. Sandoe, Senior Counsel

Re:	Ares Capital Corporation Registration Statement on Form N-14
(No. 333-163760)

Dear Mr. Sandoe:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 4 to its registration statement filed on Form N-14 on December 16, 2009 (the “Registration Statement”).  The amendment sets forth the response to the comment of the Staff of the Division of Investment Management (the “Staff”) provided to the Fund in a telephone conversation on February 10, 2010, relating to the above-referenced filing.

Set forth below is the comment of the Staff verbally referenced in the telephone conversation referred to above, and immediately below the comment is the Fund’s response with respect thereto.

You asked the Fund to revise the Registration Statement so that (i) the section entitled “Risk Factors” immediately follows the synopsis, (ii) the section entitled “Risk Factors” be reordered so that the risks associated with an investment in the Fund come first and (iii) a brief comparision of the risk factors of the Fund and the risk factors of Allied Capital Corporation be added to the disclosure.

The Fund has revised the Registration Statement as requested.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Fund’s Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

Enclosures

cc:	Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation